SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM 6-K

                  REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
                RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE
                                   ACT OF 1934

                          FOR THE MONTH OF AUGUST 2001

                         (Commission File No. 001-14489)

                  TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.
             (Exact name of registrant as specified in its charter)

                   TELE CENTRO OESTE CELLULAR HOLDING COMPANY
                  (Translation of registrant's name in English)

           SCS-QUADRA 2, BLOCO C, EDIFICIO ANEXO-TELEBRASILIA CELULAR
                            -7 ANDAR,+ BRASILIA, D.F.
                          FEDERATIVE REPUBLIC OF BRAZIL
                    (Address of Principal Executive Offices)


        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                         Form 20-F X    Form 40-F
                                  ---             ---

                (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the
                 Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.)

                               Yes        No X
                                   ---      ---

                  Tele Centro Oeste Celular Participacoes S.A.
            NIRE N.(0) 53.3.0000.580.0
            CNPJ N.(0) 02.558.132/0001-69
            Publicly Held Company


                   GENERAL EXTRAORDINARY SHAREHOLDERS MEETING

                               CALL FOR ATTENDANCE

In conformity with his legal and statutory attributions, the President of the Board of Tele Centro Oeste Celular Participacoes S.A. (the "Company") hereby invites all its shareholders to attend the General Extraordinary Meeting to be held by the Company on August 17, 2001 at 09:30 A.M. at the Company's social headquarters in the city of Brasilia, Federal District of Brazil, located at SETOR COMERCIAL SUL, QUADRA 2, BLOCO C, ACESSO 226, EDIFICIO TELEBRASILIA CELULAR, 7 ANDAR, with the following order of the day:

I. to approve the increase of capital from R$303,000,000.00 (three hundred three million Brazilian Reais) to R$319,617,676.00 (three hundred nineteen million, six hundred seventeen thousand, six hundred seventy-six Brazilian Reais), corresponding to the capitalization of the amortization of the premium in the value of R$16,617,676.00 (sixteen million, six hundred seventeen thousand, six hundred and seventy-six Brazilian Reais) with the issuance of 2,064,307,577 (two billion, sixty-four million, three hundred seven thousand, five hundred seventy-seven) ordinary shares with no nominal value;

II. to decide on the increase of the Company's capital stock from R$319,617,676.00 (three hundred nineteen million, six hundred seventeen thousand, six hundred and seventy-six Brazilian Reais) to R$505,000,000.00 (five hundred and five million Brazilian Reais) by means of the capitalization of accumulated profits in the value of R$185,382,324.00 (one hundred eighty-five million, three hundred eighty-two thousand, three hundred twenty-four Brazilian Reais) with no alteration of the number of shares, in the form specified under Article 169 of Law number 6,404/76;

III. to decide on the issue of debentures by the Company, for public distribution and not convertible into stock, in the total value of up to R$500,000,000.00 (five hundred million Brazilian Reais), in accordance with the attribution provided by Article 59 of Law number 6,404/76, as well as on all those proceedings associated with the issue of debentures;

IV. to decide on the delegation of power to the Board of Directors of the Company for it to decide and to alter the matters provided under Paragraph 1 of Article 59 of Law number 6,404/76; and

V. to change Article 5 of the Company's bylaws as a result of items "I" and "II", above.


                              GENERAL INSTRUCTIONS

1. Requests for representation at the Meeting should be filed with the Company's Headquarters, located in the city of Brasilia, Federal District of Brazil, at SCS, QUADRA 02, BLOCO C, ACESSO 226 ED. TELEBRASILIA CELULAR 7 ANDAR CEP 70302-916, up to 24:00 (twenty-four) hours prior to the start of the Meeting.

2. The shareholders participating in the Fungible Custody of the Stock Exchanges' Nominal Shares who wish to take part in this Meeting are required to provide a statement issued by the custodian no more than 2
      (two) days prior to the date of the Assembly and containing their respective shareholding.

                           Brasilia, August 01, 2001.
                              ALEXANDRE BELDI NETTO
                              Chairman of the Board

                                    SIGNATURE

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                                      Tele Centro Oeste Cellular Holding Company


Date: August 2, 2001              By: /S/ MARIO CESAR PEREIRA DE ARAUJO
                                      -----------------------------------------
                                      Name:  Mario Cesar Pereira de Araujo
                                      Title: President